PUMA®

04 MAR -3 AM 7:21

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04010254

01.03.2004

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the final results for the 4th Quarter and fiscal year 2003 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

Encls.

dlw 3/4

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

For immediate release

	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.:	Lisa Beachy, Tel. +1 617 488 2945	
Europe:	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, February 27, 2004 – PUMA AG announces its consolidated financial results for the 4th Quarter and Financial Year 2003

A New Record in Sales and Earnings

Financial Performance 4th Quarter

- Sales grow at 27% is stronger than expected
- Gross profit margin at 47,5%
- EBT 76% above last year
- EPS €1,51 versus €0,78 in last year's fourth quarter

Financial Performance for Full Year 2003

- Worldwide brand sales reach €1,7 billion
- Consolidated sales 40% above last year
- Gross profit margin increases to a new record level of 49%
- EBT more than doubles for the third consecutive year
- EPS jumps from €5,44 to €11,26

PUMA continued to expand its position as a desirable Sportlifestyle brand in FY 2003. The financial targets set at the start of the year were significantly exceeded and the year closed with new sales and earnings records. Global brand sales rose by a healthy 23% to approximately €1.7 billion. At €1.3 billion consolidated sales broke through the billion-Euro mark for the first time in the company's history. In addition to top-line growth, PUMA's gross profit margin jumped to 49%. At €264 million, pre-tax earnings more than doubled for the third consecutive year. Earnings per share leaped from €5.44 to €11.26. In the same period the price of the PUMA share rose by 115% and was quoted at €140.00 at year's-end.

Outlook

- Future orders up 36% or 42% on currency neutral basis
- Due to a positive start in 2004 new sales and earnings records are expected for FY 2004

Sales and earnings review

Consolidated sales reach a new record high
During Q4 consolidated sales increased by 27.1% to €227.7 million. On a currency neutral basis, sales were up 35.4%. Excluding the first-time consolidation of PUMA Japan, total organic growth of 20.4% (currency adjusted) was realized. Apparel recorded a growth rate of 17.6% reaching €68.8 million (currency adjusted 26.4%). Footwear sales grew by 27.5% to €140.4 million (currency adjusted 33.7%) and accessories increased 76.7% to €18.5 million (currency adjusted 82.6%). Excluding first-time consolidation, footwear was up 14.7% and accessories 29.8% (currency adjusted).

2003 marked the ninth consecutive year of growth in consolidated sales. Sales grew by 40.0% jumping from €909.8 million to €1,274.0 million. Currency-adjusted sales growth was as high as 48.4%. The unadjusted organic growth beforefirst-time consolidation was 30.7% and 39.0% after currency adjustment.

Footwear contributed a 40.2% increase, which brought sales to €859.3 million. This corresponds to currency adjusted growth of 47.8%. Footwear sales before first-time consolidation of PUMA Japan were up by 29.4%, or 37.0% currency adjusted. Apparel sales were up by 41.3% (currency adjusted 49.6%) rising to €337.0 million. The Accessories segment was expanded by 33.3% and achieved sales of €77.7 million. Without the currency effects, sales rose by 38.0%. In total, the first-time consolidation of Japan contributed to the growth with a 30.7% increase from the strong accessories business in that country.

Global brand sales reach €1.7 billion
PUMA's global branded sales, which include consolidated sales and license sales, were up significantly to €1,691.5 million thus marking a 22.6% increase. The currency-adjusted growth was 30.5%. Footwear sales rose by 20.9% to €981.7 million, Apparel sales by 26.2% to €580.4 million and Accessories sales by 20.3% to €129.5 million.

Retrograde license sales after takeover in Japan
License sales outside the PUMA Group declined from €470.2 million to €417.5 million due to the takeover of the Footwear and Accessories business in Japan. Excluding the newly consolidated Japanese business license sales increased by 12,7%. Solid growth rates were thus achieved in nearly all markets and product segments.

The company recognized €40.3 million in royalty and commission income compared to €44.9 million in the year before. This corresponds to 9.7% on licensed sales compared to 9.5% in the previous year.

Gross margin reaches an all-time high
In Q4 the gross profit margin reached 47.5% versus 44.3% last year. For the full year, the gross margin reached an all-time high of 48.7%, which corresponded to an increase of 510 basis points. In addition to the successful positioning as a desirable sportlifestyle brand and the associated margin improvement, the weak US dollar positively impacted the company's margins (approximately 3.5%). The footwear margin climbed from 44.3% to 49.5%, apparel from 41.7% to 47.1% and accessories from 44.8% to 46.6% when compared to the previous year.

Regionally, the most pronounced increase was in Europe. The margin here jumped from 44.5% to 51.3%, in particular due to the strength of the Euro. The margin in America continued to improve despite the difficult market environment, moving from 44.4% to 44.6%. In the Asia-Pacific region the margin jumped from 37.5% to 44.4% mainly due to the first-time consolidation of Japan and also due to a significant improvement in the margins in Australia and New Zealand. In the Africa-Middle East region the margin was up from 22.2% to 27.4%.

Operating expenses held at less than 30% of sales

Operating expenses, consisting of selling, general and administrative expenses increased by 7.1% to €76.8 million in Q4 and by 23.9% to €377.1 million from January to December. Overall, in 2003, operating expenses accounted for 29.6% of sales compared to 33.4% in the previous year. In the beginning of the investment phase in 1998 operating expenses were still above the 40%-mark. In recent years, due to high sales growth combined with efficient cost management operating expenses developed significantly unterproportional to sales despite the strategic extension of the company's own retail structure, and have now fallen below the 30%-threshhold.

Marketing and retail expenditures accounted for €163.9 million or 12.9% of sales compared to €125.1 million or 13.8% in the previous year. Product development and design costs rose by 23.4% moving from €24.2 million to €29.9 million. Expressed as a percentage of sales this expenditure dropped slightly from 2.7% to 2.3%. Other selling, administrative and general expenses increased by 18.3% to €183.3 million, dropping from 17.0% to 14.4% of sales.

Higher depreciation/amortization

In Q4 depreciation and amortization increased from €3.5 million to €9.5 million. The total years depreciation and amortization was up by 60.7%, rising from €12.5 million to €20.1 million. The higher depreciation was due mainly to the expansion of the company's own retail operations and the associated capital expenditure, as well as increased amortization of goodwill. Goodwill amortization accounted for €4.8 million (previous year €1.1 million). The increase in goodwill amortization was required after the takeover of the licensee in Japan and the relocation of production to Asia, which led to one-time expenses in Q4.

Profitability at record high level

Higher gross margins and lower operating expenses as a percentage of sales led to a sustained increase in profitability. EBIT margin improved from 10.1% to 14.1% in the 4th quarter. For the full year, EBIT jumped by 110.5% to a new record-high of €263.2 million, compared to €125.0 million in the previous year. The EBIT margin climbed significantly from 13.7% to 20.7%. All regions contributed to the improvement in operating profits.

EBT rose by 76.2% to €32.8 million in Q4 and by 112.3% to €264.1 million from January to December. Thus pre-tax profits have more than doubled for the third consecutive year and the original expectations, which had been revised upwards several times during the year, were significantly exceeded. Gross return on sales was 20.7% in 2003 compared to 13.7% in 2002.

Tax expenses rose from €39.8 million to €84.2 million. The corresponding tax rate was 31.9% compared to 32.0% in the previous year.

Profit increase exceeds expectations

Net earnings were up by 95.7% to €24.5 million in Q4 and by 111.3% to €179.3 million for the full year. Earnings per share increased from €0.78 to €1.51 in Q4, reaching €11.26 in the full year 2003 compared to €5.44 in 2002. Diluted earnings per share were €10.90 compared to €5.34.

Balance sheet review

Equity ratio above 50% for the first time

Total assets grew by 33.1% to €700.1 million compared to €525.8 million in the previous year. The increase was due to the required increase in working capital, the acquisition in Japan and in particular to the strong increase in cash. Despite a significant increase in the balance sheet total, the equity ratio was boosted from 48.0% to 54.7%. Thus PUMA has a very solid financial position.

Significant improvement in liquidity

The greatest asset growth was in the cash position. Overall, at €190.6 million, cash at year-end nearly doubled in comparison with the previous year's value of €113.6 million. At the same time financial liabilities were scaled down from €19.3 million to €16.8 million. Accordingly, net liquidity rose from €94.3 million to €173.8 million thus reflecting a very positive cashflow.

Low working capital

Inventories were up 16.9% moving to €196.2 million. The inventory turnover was kept at the high level of the previous year. Receivables were up by 29.1% to €175.6 million. Trade receivables rose 26.9% and therefore increaed proportionately to sales in the fourth quarter. Total working capital at the end of 2003 totaled €155.7 million compared to €114.0 million and made up 12.2% of sales compared to 12.5% the year before.

Investments

Total investments rose from €22.5 million to €58.3 million. Included in the total were €30.3 million for the acquisition in Japan and €28.0 million for investments in fixed asset. Beside the current Capex, investments in fixed assets include €13.1 million for the strategic expansion of retail operations and the new administration building in Herzogenaurach, Germany.

Free cashflow at 10.8% of sales

Taking into account the total investments the remaining free cashflow amounted to €107.4 million. After adjusting for the acquisition costs, the free cashflow would have amounted to €137.7 million or 10.8% of sales compared to €100.1 million or 11.0% in the previous year.

Dividend

At the Annual Shareholders Meeting on April 20, 2004 the Board will propose a dividend of €0.70 per share (previous year: €0.55 per share) to be distributed from PUMA AG's balance sheet profit. This will correspond to a total distribution of €11.2 million compared to €8.7 million in the previous year.

Share buy back

The Shareholders' Meeting held on April 16, 2003, authorized the Board to acquire treasury stock amounting to up to 10% of share capital for a period of 18 months in order to ensure flexible management of the company's capital requirements. Pursuant to the ad-hoc announcement of October 13, 2003, the Board chose to make use of this authorization and to initially repurchase up to 300,000 shares of stock. In the 4th quarter 175,000 shares of stock or 1.1 % of subscribed capital was repurchased. The related investment amounts to €20.9 million. Based on the current business development, management considers an investment in PUMA's shares to be in the company's best interest and therefore will extend the existing resolution from 300,000 to 800,000 shares or up to 5% of outstanding shares.

Regional highlights

Strong growth in all regions

Sales in **Europe** were up by 34.3% to €852.3 million, and represented 66.9% of consolidated sales. The strongest growth was 53.1% in the apparel segment, followed by 31.6% in footwear; accessories growth was at the previous year's level. All markets in the region developed very positively with double-digit growth, due to PUMA's unique positioning as a sportlifestyle brand. Increased key-account and retail activities also drove sales development forward.

The development in the **Americas** region was also very positive, especially in the US market, despite the generally difficult environment. Dollar sales rose by 42.4% to USD 255.4 million. All product segments contributed to the result with double-digit growth rates. Due to the weak USD, sales in Euro currency rose by 18.8%. Sales in other countries in this region were also expanded significantly. Total sales in the Americas were up by 22.2% to €255.0 million, or by 46.2% without currency effects.

Following the takeover of the Footwear and Accessories business in Japan from the previous licensee, sales in the **Asia-Pacific** region were up by 190.2% jumping from €47.4 million to €137.5 million. The resulting share in consolidated revenue thus rose from 5.2% to 10.8%. Excluding the effects from the first-time consolidation, sales increased by 11.5% to €52.1 million. Broken down by segments, apparel recorded a 16.1% growth. Footwear and Accessories sales, which were positively affected by the takeover in Japan, leaped by 291.1% to €92.3 million and 545.5% to €21.5 million, respectively. The corresponding increases, excluding Japan, are 13.2% and 9.7%, respectively. Japan (only Footwear and Accessories), Australia, New Zealand and the Pacific Islands contributed to the positive sales results. The remaining markets in the region represent only license markets for PUMA and as such are not included in consolidated sales.

In the **Africa-Middle East** region consolidated sales rose by 51.6% to €29.2 million. Both, Africa and the Middle East contributed to the result with double-digit sales growth. In total, footwear grew by 66.2% and apparel 15.4%. Sales of accessories were 0.9% higher than in the previous year. Overall, the region contributed 2.3% to consolidated sales.

Future orders

Significant increase in order volume

At the 2003 year-end the order volume was up significantly by 36.0% or €191.0 million in comparison with the previous year. At €722.0 million it also reached an absolute record level. Thus, the future orders were at a new record high for the eighth consecutive year. Currency-adjusted orders increased by 42.2 %. Orders, excluding Japan, grew by 26.6% or 32.8% after currency adjustment. The order volume is comprised mainly of delivery orders for the 1st and 2nd quarter of 2004.

The Footwear segment contributed 28.8% to the orders increase (35.1% currency adjusted), reaching a total of €506.0 million. Apparel orders climbed to €182.2 million, or by 50.9% (56.8% currency adjusted). Orders from the Accessories segment jumped by 91.9% (98.0% currency adjusted) to €33.9 million.

The regional distribution of orders was as follows: Europe was up by 32.9% to €518.6 million. Nearly all countries contributed with double-digit growth. The regional orders for the Americas in US Dollars were up by 26.4% with reaching USD 134.2 million. Translated into Euro this corresponds to an increase of 3.6% to €114.8 million. The orders for the USA included in this region rose by 18.7% to a total of USD 119.3 million. Asia-Pacific showed growth of 296.3% to €67.3 million, or of 15.2% to €17.7 million after adjusting for Japan. The Africa-Middle East region grew by 63.3% to €21.3 million.

Outlook

Renewed double-digit sales growth expected for 2004

The results achieved provide an impressive confirmation of PUMA's successful brand and corporate strategy. With respect to PUMA's positioning as a desirable sportlifestyle brand and the strong order increases for the first half of 2004, Management expects to achieve sales growth of more than 10% for the sixth consecutive year.

Due to the pre-existing currency hedging of USD-based sourcing, gross margins should at least remain stable at the previous year's level. As a percentage of sales SG&A expenses are expected to be at or slightly below last year's level. Royalty and commission income should remain at or slightly above the previous year's level due to the continuing consolidation effect of PUMA Japan in the first quarter. In summary, pre-tax profit should develop at least in line with sales.

Jochen Zeitz, CEO: "We are optimistic that further positive development in sales and earnings can be achieved in 2004. PUMA would then exceed its own expectations announced for Phase III of the long-term corporate planning. PUMA is therefore well on the way to further expanding its global market share and its market position as a desirable sportlifestyle brand."

Financial Calendar:

February 27, 2004	Financial Statement FY2003, Press Conference and Analyst Conference Call
April 20, 2004	Shareholders' Meeting
April 26, 2004	Release of Q1 results for 2004
April 26, 2004	Analyst Conference

###

Income Statements

	Q4/2003 € Mio.	Q4/2002 € Mio.	Deviation	1-12/2003 € Mio.	1-12/2002 € Mio.	Deviation
Net sales	**227,7**	**179,1**	27,1%	**1.274,0**	**909,8**	40,0%
Cost of sales	-119,5	-99,8	19,7%	-654,0	-512,9	27,5%
Gross profit	**108,3**	**79,3**	36,5%	**620,0**	**396,9**	56,2%
- in % of net sales	47,5%	44,3%		48,7%	43,6%	
Royalty and commission income	10,2	14,1	-27,5%	40,3	44,9	-10,1%
	118,4	93,4	26,8%	660,4	441,8	49,5%
Selling, general and administrative expenses	-76,8	-71,7	7,1%	-377,1	-304,3	23,9%
EBITDA	**41,6**	**21,7**	92,3%	**283,3**	**137,5**	106,0%
Depreciation and amortisation	-9,5	-3,5	169,3%	-20,1	-12,5	60,7%
EBIT	**32,1**	**18,1**	77,3%	**263,2**	**125,0**	110,5%
- in % of net sales	14,1%	10,1%		20,7%	13,7%	
Interest result	0,7	0,5		0,9	-0,6	
EBT	**32,8**	**18,6**	76,2%	**264,1**	**124,4**	112,3%
- in % of net sales	14,4%	10,4%		20,7%	13,7%	
Income taxes	-8,3	-5,9	41,1%	-84,2	-39,8	111,7%
- Tax ratio	25,4%	31,7%		31,9%	32,0%	
Minorities	0,1	-0,2		-0,6	0,2	
Net earnings after minorities	**24,5**	**12,5**	95,7%	**179,3**	**84,9**	111,3%
Net earnings per share (€)	**1,51**	**0,78**	93,6%	**11,26**	**5,44**	107,0%
Net earnings per share (€) - diluted	**1,29**	**0,76**	69,7%	**10,90**	**5,34**	104,3%
Weighted average shares outstanding				15,932	15,611	
Weighted average shares outstanding - diluted				16,449	15,908	

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	Dec .31, 2003 € Mio.	Dec. 31, 2002 € Mio.	Deviation
ASSETS			
Cash	190,6	113,6	67,8%
Inventories	196,2	167,9	16,9%
Receivables and other current assets	177,5	143,9	23,3%
Total current assets	**564,3**	**425,4**	32,6%
Deferred income taxes	**36,5**	**23,8**	53,2%
Property and equipment, net	**66,5**	**56,8**	16,9%
Goodwill and other long-term assets	**32,9**	**19,8**	66,5%
	700,1	**525,8**	33,1%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term bank borrowings	16,8	19,3	-12,7%
Accounts payable	132,6	117,9	12,5%
Other current liabilities	69,0	47,2	46,1%
Total liabilities	**218,5**	**184,4**	18,5%
Pension accruals	**18,5**	**17,9**	3,4%
Tax accruals	**27,1**	**25,8**	5,1%
Other accruals	**49,0**	**45,1**	8,6%
Long-term liabilities interest bearing	**0,0**	**0,1**	-26,2%
Deferred income taxes	**3,2**	**0,0**	
Minority interest	**0,8**	**0,4**	101,0%
Total shareholders' equity	**383,0**	**252,2**	51,9%
	700,1	**525,8**	33,1%

Cashflow Statement

	1-12/2003 € Mio.	1-12/2002 € Mio.	Devi-ation
Earnings before taxes on income	264,1	124,4	112,3%
Depreciation	20,1	12,5	60,7%
Other non cash effected expenses and income	-3,6	-1,8	96,0%
Cashflow - gross	280,6	135,1	107,7%
Change in net assets	-24,8	6,4	
Taxes, interests and other payments	-90,8	-22,4	305,2%
Cashflow from operating activities	165,0	119,1	38,6%
Payments for acquisitions	-30,3	0,0	
Purchase of property and equipment	-27,0	-22,5	19,7%
Interest received and others	-0,3	3,5	
Cashflow from investing activities	-57,6	-19,0	202,9%
Free Cashflow before acquisitions	137,7	100,1	37,6%
Capital increase	9,5	10,0	-4,8%
Dividend payments	-8,7	-4,6	88,3%
Other changes	-24,2	-23,6	2,6%
Cashflow from financing activities	-23,4	-18,2	28,6%
Effect on exchange rates on cash	-7,0	-3,6	94,3%
Change in cash and cash equivalents	77,0	78,3	-1,6%
Cash and cash equivalents at beginning of financial year	113,6	35,3	221,7%
Cash and cash equivalents end of the period	190,6	113,6	67,8%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Segment Data

	Sales		Gross profit	
	1-12/2003	1-12/2002	1-12/2003	1-12/2002
	by head office location of customer			
Breakdown by regions	€ Mio.	€ Mio.	%	%
Europe	852,3	634,5	51,3%	44,6%
America	255,0	208,7	44,6%	44,4%
- thereof USA in US$	255,4	179,3		
Asia/Pacific Rim	137,5	47,4	44,4%	37,5%
Africa/Middle East	29,2	19,2	27,4%	22,2%
	1.274,0	909,8	48,7%	43,6%

	Sales		Gross profit	
	1-12/2003	1-12/2002	1-12/2003	1-12/2002
Breakdown by product segments	€ Mio.	€ Mio.	%	%
Footwear	859,3	613,0	49,5%	44,3%
Apparel	337,0	238,4	47,1%	41,7%
Accessories	77,7	58,3	46,6%	44,8%
	1.274,0	909,8	48,7%	43,6%

Financial Highlights

	1-12/2003	1-12/2002	Deviation
Brand Sales	1.691,5	1.380,0	22,6%
Consolidated net sales	1.274,0	909,8	40,0%
Gross profit in %	48,7%	43,6%	
EBT	264,1	124,4	112,3%
- in %	20,7%	13,7%	
Net earnings	179,3	84,9	111,3%
- in %	14,1%	9,3%	
Total assets	700,1	525,8	33,1%
Equity ratio in %	54,7%	48,0%	
Working capital	155,7	114,0	36,5%
Cashflow - gross	280,6	135,1	107,7%
Free cashflow (before acquisition)	137,7	100,1	37,6%
Earnings per share (in €)	11,26	5,44	107,0%
Cashflow - gross per share (in €)	17,61	8,65	103,5%
Free cashflow per share (in €)	8,64	6,41	34,9%
Share price at end of the period	140,00	65,03	115,3%
Market capitalization	2.248,2	1.030,4	118,2%
Order backlog	722,0	531,1	36,0%
Investments in tangible and intangible assets	28,0	22,5	24,5%

Brand Sales	Jan. 1, - Dec. 31 2003						+/- in %		
	Worldwide € Mio.	Worldwide %	Licensee € Mio.	Licensee %	**PUMA Group € Mio.**	**PUMA Group %**	World-wide	Licen-see	**PUMA Group**
- by regions									
Europe	954,2	56,4%	101,9	24,4%	852,3	66,9%	35,0%	41,3%	34,3%
America	299,8	17,7%	44,9	10,7%	255,0	20,0%	23,7%	33,1%	22,2%
Asia/Pacific Rim	403,6	23,9%	266,0	63,7%	137,5	10,8%	-1,3%	-26,4%	190,2%
Africa/Middle East	33,9	2,0%	4,7	1,1%	29,2	2,3%	52,8%	60,7%	51,6%
Total	**1.691,5**	100,0%	**417,5**	100,0%	**1.274,0**	100,0%	22,6%	-11,2%	40,0%
- by segments									
Footwear	981,7	58,0%	122,3	29,3%	859,3	67,5%	20,9%	-38,6%	40,2%
Apparel	580,4	34,3%	243,4	58,3%	337,0	26,4%	26,2%	9,8%	41,3%
Accessories	129,5	7,7%	51,7	12,4%	77,7	6,1%	20,3%	4,9%	33,3%
Total	**1.691,5**	100,0%	**417,5**	100,0%	**1.274,0**	100,0%	22,6%	-11,2%	40,0%